ORANCO, INC.
1981 E. Murray Holladay Rd., Suite 100
Salt Lake City, Utah 84117
Tel (801)-272-9294
Fax (801) 272-9370

September 9, 2008

Damon Colbert, Staff Attorney
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D. C. 20549
Mail Stop 3561

RE: Your letter of dated August 21, 2008 regarding 10KSB/A filed August 14, 2008. File No. 000-28181

Dear Mr Colbert:

In reference to your letter of August 21, 2008 and your subsequent telephone conversation with our counsel, W. Sterling Mason Jr., please be advised in regards to your numbered paragraphs that:

1. We noted your comment and, in future filings, if true, will disclose that there were no changes in our internal control over financial reporting that occurred during the last fiscal quarter, or the fourth fiscal quarter in the case of an annual report.

2. We will file by Wednesday September 10, 2008 a further amendment to our 10KSB for the year ending December 31, 2007. It will include our revised conclusion on the effectiveness of our disclosure controls and procedures, including a conclusion that the disclosure controls were not effective as of the end of the fiscal year. In addition, it will include the remedial measures that we are taking to correct this deficiency.

3. We will, in future filings, eliminate the reference to the title of the certifying person at the beginning of the certification required by Exchange Act Rule 13a-14(a).

If you have any questions, please feel free to contact me at the contact numbers above or our securities counsel, W. Sterling Mason Jr. at Tel 801-527-2402 Fax 801-527-2402.

Sincerely,

S/ Claudio Gianascio
Claudio Gianascio, CEO and CFO